

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2012

Via Facsimile
Ms. Eva Chen
Chief Financial Officer
Siliconware Precision Industries Co., Ltd
No. 123, SEC. 3, Da Fong Rd. Tantzu
Taichung, Taiwan

> Re: **Siliconware Precision Industries Co., Ltd**
> **Form 20-F for Fiscal Year Ended December 31, 2011**
> **Filed April 26, 2012**
> **File No. 000-30702**

Dear Ms. Chen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F filed for the Fiscal Year Ended December 31, 2011

Note 32 – Additional Disclosure Required by U.S. GAAP, page F-60

(9) Revenue Recognition Policy, page F-66

1. We note that for turnkey services you recognize revenue upon completion of various stages of those services. Please clarify for us how you considered ASC 605 in determining how to account for these services and providing any related disclosures under U.S. GAAP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or Kate Tillan, Assistant Chief Accountant at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3671 with any other questions.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant